-Press Release-

ELRON ANNOUNCES THAT NETVISION HAS PUBLISHED A PROSPECTUS FOR AN INITIAL PUBLIC OFFERING ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, May 15, 2005 - Elron Electronic Industries Ltd. (NASDAQ and TASE:ELRN), announced today that on May 13, 2005, NetVision Ltd. ("NetVision"), 45.7% held by Elron, published a prospectus for a proposed underwritten initial public offering on the Tel Aviv Stock Exchange in Israel. This followed the approval of the Israeli Securities Authority on May 11, 2005. The proposed initial offering is for the sale of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31.0 million). In addition, future proceeds from the exercise of options to be sold in the proposed offering amount to approximately NIS28.8 million (approximately $6.6 million). Discount Investment Corporation ("DIC"), which also holds approximately 46% of Elron, is the other major shareholder of NetVision holding 45.7% of NetVision. Elron and DIC will each convert approximately $3.1 million of loans into equity of NetVision immediately prior to the proposed offering.

The proposed initial public offering is expected to be completed during May 2005, however there is no assurance that the proposed offering will be consummated.

In the event of the completion of the proposed offering, Elron's holding in NetVision will be decreased to approximately 39% (27.4% on a fully diluted basis taking into account the convertible securities) resulting in an estimated gain for Elron, in the second quarter of 2005, of approximately $3 million.

Founded in 1994, NetVision is one of Israel’s largest Internet Service Providers (ISP) as well as a developer of Internet solutions. NetVision provides Internet connectivity services and related services and products, content and electronic commerce services and the establishment and supply of Internet applications. Since November 2004, NetVision also provides international telephone services, which are provided through voice over Internet protocol technology.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)